Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 3, 2010

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo at 4:30 pm.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The legally required number.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The Board of Directors approved the revision of the Itaú Unibanco Conglomerate’s Code of Ethics which shall become effective with the text of the version attached to these minutes.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo (SP), February 3, 2010. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer

Itau Unibanco´s Code of Ethics

Contents

o	The ends and the means

o	The importance of the Code of Ethics

o	Our values

o	Itaú Unibanco’s Code of Ethics

o	Practices and conduct that consolidate our Code of Ethics

▪	Principle of Identity
▪	Corporate responsibility
▪	Compliance with laws, rules and regulations
▪	Labor relations

▪	Principle of Good Faith
▪	Attitudes which are examples of good faith

▪	Principle of Interdependence
▪	Shareholders and investors
▪	Customers and consumers
▪	Suppliers, service providers and business and commercial partners
▪	Public sector
▪	Third sector
▪	Competitors
▪	Media

▪	Principle of Excellence
▪	On personal conduct
▪	On professional practices and relationships
▪	On management of personal finance
▪	On loans, commercial activities and collecting money between employees
▪	On conflicts of interest
-	Protection of information and know-how
-	Personal financial operations
-	Favors and gifts
-	External activities
-	Commercial relations
-	Family relatives in the company

o	Scope and Management of the Code of Ethics

o	Communication of Ethical Breaches

The ends and means

The Itaú Unibanco Vision – to be the leading bank in sustainable performance and in client satisfaction – expresses our conviction that organizations that seek to perpetuate their existence do not accept gains at any price and that their success depends on their capacity to lead in an ethical and responsible manner.

Society demands of large companies transparency and commitment to the objectives and undertakings adopted.  Minor lapses can ruin in a matter of hours reputation and  brand name that has been built up over decades.

From an economic and social perspective, efficiency and growth go hand in hand with a correct attitude and justifiable moral objectives. We must address the social and environmental questions inherent in our activity, generating benefits to society and adopting management models that guarantee the perpetuity of the organization.

We have a responsibility to all our stakeholders. We must maintain the respect and confidence of the market and the credibility that we have built up over the years of our corporate existence.

For this reason, our businesses and practices must adhere to the values and principles enshrined in this Code of Ethics. It is up to each one of us to know and commit to the communication and practice of these guidelines in the awareness that there is no right way to do something that is wrong.

This document is more than just a point of reference. This document is an instrument that directs all of us to the best way of performing our functions. The code not only indicates what is expected of our employees, but also demonstrates to our stakeholders Itaú Unibanco´s commitment to the best practices of the market.

We are certain that our Code of Ethics will help us build an even more  trusted and reliable bank, able to report outstanding results based on a combination of performance and ethics. A better bank for all.

Pedro Moreira Salles Chairman of the Board of Directors	Roberto Setubal Chief Executive Officer

The importance of Ethical Principles

Our code of ethics has been constructed to highlight behavior and attitudes that are beneficial to our society and to guide our employees towards acceptable behavior in the various times, places and cultures.

It is also on this premise that Itaú Unibanco has selected four principles – Identity, Good Faith, Interdependence and Excellence – that now form the bedrock of this Code of Ethics. Together,

they reflect the commitment of the Itaú organisation to the well-being of its stakeholders within society as a whole and on this planet.

While presenting a series of practices and conduct that should be inculcated into our daily routine, this Code is neither a behavioral manual nor does it have ready replies for every issue. Instead, its function is to stimulate reflection on the values that we wish to preserve in our organizational practice.

For this reason, please do not hesitate: if you are in any doubt, to talk to your manager or to access the communication channels so that you may take the most appropriate decision.

Think of the principles as pillars put there to guide the conduct of every single employee. To act in accordance with them is, quite simply a matter of personal and professional integrity.

Itaú Unibanco prides itself on acting correctly, maintaining relations with all its stakeholders based on ethics and on transparency. It is in this way that we wish to reciprocate the confidence of our customers and offer true value to our society.

Ricardo Villela Marino

Head of Human Resources

Our values

Our corporate ethics are also reflected in our behavior, our practices, convictions and values. It is in carrying out our daily routine that we really show who and how we are. Thus, for Itaú Unibanco,  just as important as our ethics is our vision and our corporate culture.

Revised in light of the merger between Itaú and Unibanco, Vision and Culture are enhanced through the diversity of our origins, formation, and experience. It has been possible to identify common values which will be the major differential in this organisation in the years to come.

At Itaú Unibanco, people come first. Be they employees, suppliers, customers or society in general. We have set our sights on building high performance teams, whose individual talents only make sense if they are able to become winning teams. We place value on people that feel pleasure in working in the organisation, in serving the customer and in resolving problems quickly and competently.

We want to build an informal environment where there is no room for rigidity or unnecessary bureaucracy, albeit, at the same time in the knowledge that above all is our respect for the law, ethical values, the constant striving for transparency and the confidentiality of client information.

We seek innovation to make life easier for all and through which we will build an increasingly better bank. Progress, sustainable growth and performance are permanent goals. Itaú Unibanco is proud to be a sound and contemporary bank, present in the life of people. A bank that seeks to build healthy relationships with all around it, aware of its role in society and its impact on the environment.

The world has seen many changes in the last few years - Itaú Unibanco as well. But what remains constant are our values and ethics. In these lie our strength. With each passing day,

these are what make us a constantly improving bank. In a perpetual state of evolution.  Just as our employees, suppliers and customers. Just as our nation.

Itaú Unibanco’s Ethical Principles

Identity

We align our companies to a corporate identity based on high ethical standards, resilience and respect for sustainability.

Good Faith

We act transparently and assume responsibility for our acts and choices.

Interdependence

We are open to dialog and interaction with our stakeholders in order to share our actions and objectives, leading us both to a common good.

Excellence

We cultivate environments which encourage high quality standards of work, having relevance for those executing it, for the institution and for our society.

Practices and conduct that consolidate our Ethical Principles

Principle of identity

Our companies are aligned to a corporate identity based on high ethical standards of resilience and respect for sustainability.

In a fast changing and intensely competitive society, the major challenge for organizations is not growth in itself, but to grow with integrity. At Itaú Unibanco, that means preserving throughout the group the values, principles and objectives that establish our way of thinking and acting.

To guarantee that the management of our companies, of our products and operations are aligned with these propositions, reinforcing the identity of the organisation and protecting our credibility, culture, reputation, and the value of the brand, among others.

We are an organisation which prides itself on acting correctly. For this reason, we are committed to establishing effective links with our stakeholders: employees, customers, shareholders and investors, suppliers, competitors, the public sector, the third sector and the media; in the evaluation of socio-environmental impacts of our financial activities; and in the adoption of practices which contribute to the  construction of a sustainable world.

Corporate responsibility

*We are careful to ensure that the businesses and operations of group companies are aligned with the Vision, Values, Culture, and Sustainability Policy, with this Code and with the commitments of governance reflected in our human resources policies, performance, risk management, financial controls, auditing, compliance, internal controls and corporate security.

*We disclose the guidance and provisions of this Itaú Unibanco Code of Ethics among our stakeholders and provide them with channels for dialog according to AA1000 Accountability principles standard – an international standard for stakeholder engagement and dialog.

*We guarantee that our account statements reflect the reality of the institution, its companies and operations in a clear, simple and consistent manner.

*We encourage ethically oriented decisions on a day-to-day basis and the adherence to best international practices of marketing and sales.

*We contribute to the promotion of sustainable development of the societies in which we operate.

Compliance with laws, rules and regulations

*We comply with the laws, rules and regulations of the countries in which we are present, respecting all instances of the law (administrative, environmental, civil, commercial, labor and fiscal).

*We adhere to the ethical and operational guidelines of the regulatory bodies of the financial system, of the countries and localities in which we operate, as well as the self-regulatory provisions of the business associations to which we belong.

*We promote internally the perception that laws, rules and regulations do not encompass the ethical implications under all circumstances. For this reason, we encourage reflection on how our activities, from the ethical point of view, influence our public relations, society and environment.

*We maintain policies and practices for preventing and combating all forms of corruption (from bribes and  influence trafficking  to improper favors), money laundering, fraud and other illicit or criminal acts.

Labor relations

*We cultivate an environment of respect for dignity, for diversity and for human rights.

*We adopt policies and practices that contribute actively to the prevention, combat and eradication of degrading forms of work (child, forced or compulsory labor).

*We deter any type of discrimination, harassment, exploitation and prejudice.

*We encourage the human and professional development of our employees through adequate salaries and benefits policies and practices as well as the promotion of educational, safety and occupational health programs.

*We respect the right to freedom of labor union membership and collective bargaining.

Principle of Good Faith

We act transparently and assume responsibility for our acts and choices.

Good faith is at the root of all ethical conduct. It is based on human respect and has as its source honesty of purpose, sincerity and courtesy.

This principle improves our perception of the needs of others, increasing the degree of trust we have in one another and facilitating dialog and coexistence.

Good faith results in a more transparent and responsible operation, which positively influence the conclusion of good business transactions.

Attitudes which are examples of good faith

*Make the effort to do what is right.

*To do to others what we would have them do to ourselves.

*Cultivate cordial behavior in relationships.

*Practice dialog rather than the imposition of a given point of view.

*Practice active listening, welcoming diversity of opinions with respect to work and simulating proximity among peers, co-workers and teams.

*Collaborate with co-workers for the successful execution of tasks and give guidance patiently, showing interest to all those that seek our views.

*Share non-confidential information, the ignorance of which might induce someone to error.

*Give due credit to the ideas and achievements of colleagues.

*Do not convey ideas, opinions and personal preferences as if they were those of the organisation or its management.

Principle of Interdependence

We are open to dialog and interaction with our stakeholders in order to share our actions and objectives leading to a common good.

Itaú Unibanco’s Sustainability has its origins in the conviction that our present and future success is based on ethical and transparent interaction with clients, employees, shareholders, investors, business partners and society in general.

Indeed, these stakeholders have legitimate interests in the favorable results and the continuity of the institution. We share common interests with them and seek opportunities for mutual collaboration, establishing interactions which are advantageous for all.

Shareholders and Investors

*We apply good corporate governance practices in order to guarantee the continuity of business and competitive returns.

*We keep the market informed of our performance, being accountable on a timely and transparent basis.

*We manage conflicts of interest impartially and efficiently.

Customers and consumers

*We welcome suggestions, criticism and doubts and seek to respond to them professionally and quickly, placing due importance on consumer interests, time, opinions and sentiment.

*We respect freedom of choice, providing the necessary information for rational decisions in a clear and correct manner.

*We reject the use of schemes such as matched sales and other forms of imposition or restrictions on the execution of business operations.

*We use easily understandable contracts to formalize our transactions.

Suppliers, service providers and business and commercial partners

*We encourage all partners to share our values and ethical principles.

*We promote dignified work and support sustainable development along the entire supply chain.

*We adopt transparent criteria in our selection and hiring procedures and cultivate a professional relationship based on mutual respect.

Public sector

*Our relationship with the public sector is guided by the principles of corporate citizenship.

*Our decisions taken are impartial to any political party or ideological preferences.

*Any contributions to political parties and candidates comply with any requirements of the local legislation and our corporate guidelines.

Third Sector

*We undertake partnerships with civil society entities with a view to promoting sustainability, the social and cultural development of the communities and to the benefit of future generations.

*Eventual contributions to Non-Government Organizations (NGOs), Public Interest Non-Governmental Organizations (OSCIPS), philanthropic entities and other similar associations are conditional upon compliance with the local legislation and our corporate guidelines.

Competitors

*We participate in business associations in the spirit of cooperation and with a view to the overall improvement of the financial sector.

*We act in accordance with the conditions of free enterprise and respect for the reputation and opinions of our competitors.

*We respect intellectual property rights and do not use the information of competitors without their express authority.

Media

*We recognize and respect the duty of the press to inform public opinion.

*We base our relationship with the media on the principles of veracity and independence.

*We do not mix the duty to inform with marketing and publicity initiatives.

Principle of Excellence

We cultivate environments which encourage work of a high quality that has relevance for those executing it, for the institution and for society as a whole.

The way in which we execute our work, honor commitments and behave, reveals the value we place on others and ourselves as well, and gives an indication of our character, civic responsibility and humanity.

Our habits and attitudes can both positively influence the reputation and trust bestowed in us as well as cause discredit, giving rise to personal and professional dissatisfaction which in extreme cases can lead to the practice of corruption and illicit acts. Hence, the importance we place in cultivating behavior which protects our personal dignity and makes us worthy of trust in the eyes of colleagues and the company.

On personal conduct

*Respect those who think differently or disagree with you.

*Remember that no one should be discriminated on the basis of political, sexual, religious or cultural preferences.

*Do not pass on rumors and slanderous allegations.

*Use common sense and politeness in resolving misunderstandings.

*If you make a mistake, do not conceal the fact. Try to mitigate its eventual negative consequences and seek to learn from your mistakes.

*Use rationally and responsibly the benefits you receive such as healthcare and dental plans, banking products, club membership and parking facilities, among others.

*Take part in training programs which the institution offers in a punctual and dedicated manner.

*Take care of the installations, resources, equipment and work materials and do not use these for private ends.

*Control the consumption of water, energy, paper, plastic objects and office materials, contributing to the preservation of the environment.

On professional practices and relationships

*Notify the manager or through the appropriate channel, any infringement of Itaú Unibanco’s Code of Ethics.

*Execute your work in a rational manner with integrity, diligence and fully aligned to the organization’s interests.

*Keep up to date with the advances that take place in your area, endeavoring to obtain the necessary qualifications and complying with the code of conduct which is specific to your profession.

*Safeguard the information to which you have access, preventing its dissemination in the public domain.

*Never advise, disclose information or negotiate on the basis of rumor.

*Relationship with the team

Enhance team work by being participative, by punctually delivering what was agreed and by sharing knowledge and information that is not of a confidential nature.

*Relationship with business and commercial partners

Endeavor to learn the activities and the origin of the resources of business partners, avoiding cases where the institution involuntarily contributes to illicit acts.

*Relationship with clients and consumers

Use the appropriate channels to respond to requests or resolve conflicts that are not part of our functions.

Combat money laundering, fraud and other illicit acts, in line with the conditions of the ‘Know your Client’ program.

*Relationship with the Media

Seek guidance from the press relations department before taking part in interviews and programs in the media.

Avoid speaking in the name of the organisation or its companies if you have not been previously cleared to do so.

On the management of personal finance

*Do not spend beyond your means since this can result in damage of a moral, psychological, professional and social order.

*Manage personal and family finances on the basis of planning, prudence and responsibility.

*Avoid defaulting on payments

*Prioritize long-term investments and avoid very risky or opportunistic business transactions.

*Employ your financial resources rationally.

On loans, commercial activities and collections between co-workers

*Avoid requesting or granting loans to co-workers.

*Neither purchase nor sell goods on the organization’s premises.

*Encourage the discretionary and voluntary participation in collections for covering the cost of festive occasions or donations and do not disclose or record the values donated by the participants.

On conflicts of interest

A conflict of interest arises whenever the personal interests of an employee or a business leader are antagonistic to the interests of the institution or its stakeholders. Such situations put our integrity and reputation at risk. For this reason, they must be managed efficiently and transparently as well as immediately notified through the appropriate channels. Check out the attitudes which help avoid conflicts of interest.

*Protection of Information and know-how

Information and know-how (knowledge, technology, methods, systems, etc.) which circulate internally are the property of Itaú Unibanco and may not be used for private ends or passed on to third parties. Particular care should be taken with information not in the public domain (restricted, confidential and internal). Its improper dissemination can be prejudicial to our stakeholders and the relationship of trust which we enjoy with them.

Use our information and know-how only to the benefit of the organisation and its stakeholders.

- Respect the privacy of clients, by maintaining the confidentially of client information, operations and contracted services.

- Protect and prevent the leaking of any document that may cause loss or discomfort to third persons or companies.

- Ensure that other sectors of the organisation do not have access to information circulating in your area but not yet in the public domain.

- Request authorization from an officer before using Itaú Unibanco’s information and know-how in activities and outside publications or commenting on them in communities and through the medium of the internet.

- On leaving the employment of the institution, do not take copies of information, processes or know-how that are the property of Itaú Unibanco.

*Personal financial operations

Base your investments, financing and loans on information in the public domain in line with the legislation and the restrictions of the policies, rules and internal procedures that forbid the use of confidential information.

*Gifts and favors

Avoid accepting or offering gifts, gratuities, sponsorships, discounts on transactions of a personal nature, business or leisure travel, invitations to take part in events and any other favors.

- Should market practice require an exchange of favors, restrict its value to the limit established annually for the conglomerate in accordance with internal rules.

- In the relationship with the public sector, never offer or accept gifts, favors and gratuities from civil servants – whether such have been admitted to government service through the civil service examination or are political appointees – at any level in the public service hierarchy or institutions, including those occupying political posts and their parties.

- Managers and employees in Itaú Unibanco S.A.’s Procurement Department (Brazil) shall not accept or offer any gift or favor, including the most simple of items of this nature such as diaries or pens.

- External activities

Work in other organizations as an employee, service provider, consultant, officer or board director must not conflict in any way (nature, purpose, time) with your activity in the organisation and must be authorized by one of the institution’s collegiate bodies for ethics.

- Commercial Relations

Request express authorization from an officer before establishing private commercial relations with clients, suppliers, service providers, business partners or companies that maintain any type of relationship, interest or connection with the organisation.

- Family Relatives in the company

The hiring of family relatives is permitted in the institution as long as such does not result in potential or presumed conflicts of interest. However, family relatives up to twice removed are not allowed to work in the same area of the institution.

Exceptions must be analyzed and approved by a collegiate body for ethics. In any case, on indicating a relative, always inform the individual responsible for the hiring.

Scope and management of the Code of Ethics

In disclosing our values and providing guidance on the best behavior and attitudes for different situations in the daily routine, our Code of Ethics helps to ensure that the policies and practices of the organisation remain morally aligned and coherent with the principles we defend.

The Code’s guidelines have been approved by the Board of Directors and are part of the Ethics Programme established by the organization’s Senior Ethics Commission, which also oversees compliance of this Code at all levels of the institution. This management process takes place through the medium of the Corporate Ethics Consultancy, in turn linked to the area of people.

Hence, more than just a simple document, the Code of Ethics is a working tool for all members of the organisation, irrespective of hierarchical level. It is incumbent on each employee, board director or officer of a company of Itaú Unibanco Holding S.A. in Brazil and overseas to act in accordance with the guidance provided in this Code.

The effective commitment to our Ethical Principles is the primary contribution of each one in building a reliable and resilient bank able to develop in a sustainable manner and committed with its time.

Communication of Ethical Lapses

Each one of us is responsible for ensuring compliance with Itaú Unibanco’s Code of Ethics at all levels of the organisation. Managers and employees should remain alert and notify eventual irregularities through the appropriate channels.

In the course of the daily routine, situations which are dubious or unforeseen in this Code may arise, possibly requiring examination on an individual basis.

Irrespective of the circumstances, the organisation operates channels for notifying concerns, allegations, complaints and suggestions and through which the necessary investigations may be requested. Whistleblowers will be protected against reprisal and the investigations will be conducted in a professional, impartial, and confidential manner. Anonymous complaints will also be accepted. The important point is not to stay silent. If in doubt, ask!

The Ombudsman area

Receives and sends for due investigation facts and practices contrary to the Code on the part of employees and members of management at all levels of the hierarchy.

Receive and send any concerns as to interpretation of the Code, questions on unforeseen situations, disagreements and ethical dilemmas and consultations on conflicts of interest for perusal by the Senior Ethics Commission.

Contact:
Telephone: 0800 721 4040     Facsimile 0800 721 3030
External e-mails:
ombudsman@ombudsman.itau-unibanco.com.br and ombudsman.itub@terra.com.br
Internal e-mail: ombudsman
Site Intranet: Portal Digital>Ombudsman>Site/Blog
Correspondence: Caixa Postal: 26517 – CEP 04311-970
Personal Contact by telephone appointment

Audit Committee
Receives and submits for investigation any lapses of conduct by management; of suspicions and allegations of legal or regulatory non-compliance; of fraud or errors in internal controls and in accounting and auditing activities.

Contact:
External e-mail: comite-auditoria@itaú-unibanco.com.br
Correspondence: Comitê de Auditoria Unibanco Holding S.A.

Praça Alfredo Egydio de Souza Aranha, 100
Torre Olavo Setubal, Piso PM
CEP 04344-902 – São Paulo – SP

This code of Ethics is applicable to all members of management and employees of Itaú Unibanco Holding S.A

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